                                                                 Exhibit 3.5


                     Amendment to Bylaws of the Company
                                April 4, 2002


RESOLVED, that Section 2.2 of the Bylaws of Applied Digital Solutions Inc. (the Corporation) be, and hereby is, amended and restated as follows:

                     Section 2.2 ANNUAL MEETINGS. The annual meeting of
                  shareholders for the election of Directors and for the transaction of such other business as properly may come before such meeting shall be held on any day within 90 days following the due date for the Corporation's annual report filed with the Securities and Exchange Commission, subject to any applicable limitations of law.

RESOLVED, that all references in the Bylaws of the Corporation to "Applied Cellular Technology" be, and they hereby are, replaced with "Applied Digital Solutions."